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SEC FILE NUMER
8- 70193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Crescendo Markets LLC (F/K/A EQX LLC)

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

148 Lafayette Street
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	(908) 743-1307	srothenberg@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	New Delhi	Delhi	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Matthias Pitkowitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Crescendo Markets LLC (F/K/A EQX LLC) as of 12/31/23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Notary Public

NOTARY PUBLIC STATE OF TEXAS

Daniel Grimaldo

ID NUMBER
133993204
COMMISSION EXPIRES
September 30, 2026

Electronically signed and notarized online using the Proof platform.

This filing contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Crescendo Markets LLC
(F/K/A EQX LLC)
(a wholly-owned subsidiary of Rhythm Royalties LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2023



MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Member of
Crescendo Markets LLC (F/K/A EQX LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the Crescendo Markets LLC (F/K/A EQX LLC) (the "Company ") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respect, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the company's Auditor since 2023.
New Delhi, India
Date: April 01, 2024



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

Crescendo Markets LLC (F/K/A EQX LLC)
(a wholly-owned subsidiary of Rhythm Royalties LLC)

Statement of Financial Condition
December 31, 2023

Assets		
Cash	$	262,461
Prepaid expenses and other		24,356
Total assets	$	286,817
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	10,025
Member's equity		276,792
Total liabilities and member's equity	$	286,817

The accompanying notes are an integral part of this financial statement.

Crescendo Markets LLC (F/K/A EQX LLC)
(a wholly-owned subsidiary of Rhythm Royalties LLC)

Notes to Statement of Financial Condition
December 31, 2023

1.   **Nature of operations**

Crescendo Markets LLC (F/K/A EQX LLC) (the "Company") is a limited liability company formed under the laws of the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority.

The primary business of the Company is to act as a broker-dealer providing long-term financial and strategic advisory services (including mergers and acquisitions), equity and debt capital raising as well as the operation of a trading platform registered with the SEC.

2.   **Change of Ownership**

On November 17, 2023, 100% of the membership interest of EQX LLC was sold by EQX Investor Capital LLC to Rhythm Royalties LLC (a wholly-owned subsidiary of Jukebox Co.) (the "Parent").

Prior to the change of ownership, from July 19, 2023 through November 17, 2023, the potential new owner was reimbursing the Company for consulting, regulatory and other expenses on a monthly basis. Subsequent to the change of ownership, the Parent continued to fund the reimbursement of expenses with capital contributions to the Company.

3.   **Summary of significant accounting policies**

Basis of presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income taxes
The Company is a single member limited liability company and is therefore treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and local income taxes. Accordingly, the Company has not provided for federal, state and local income taxes.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3.   **Summary of Significant Accounting Policies (continued)**

The Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The Company has not provided an allowance for credit losses at December 31, 2023.

4.   **Transactions with related party**

EQX Investor Capital LLC, the sole member of the Company until November 17, 2023, made equity contributions totaling $27,052 to the Company in the period from January 1, 2023 through July 31, 2023. Rhythm Royalties LLC (a wholly owned subsidiary of Jukebox Co.) made equity contributions totaling $238,939 to the Company during November and December 2023. On April 12, 2023, the Company entered into a contract with Synercus LLC, an affiliate, for their CEO to also serve as the Company's acting CEO or other such role as agreed between the parties from time to time. The Company made payments totaling $199,998 to Syncercus LLC for these services during the year ended December 31, 2023.

During the year, EQX LLC had an expense sharing agreement with an affiliate whereby an affiliate provided administrative, office space, human resources and other services. The Company did not have any obligation, direct or indirect, to reimburse or otherwise compensate such affiliate for any or all costs that the affiliate had paid on behalf of the Company through July 19, 2023 and these costs have not been recorded on the books of the Company. Upon entering the transaction on July 19, 2023 involving the sale of all the membership interests in the Company to Jukebox Co. through November 17, 2023, the potential new owner reimbursed the Company for certain administrative expenses and the Company served as a paying agent to the affiliate of EQX LLC for such expenses which totaled $3,030. These costs have not been recorded on the books of the Company.

All transactions with the related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5.   **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of approximately $252,000 which exceeded the required net capital of $50,000 by approximately $202,000.

6.   **Going Concern**

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its parent, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor and should the Company have a need for capital, it has been able to rely upon its parent to infuse capital to cover overhead should that become necessary. Management has pledged additional support to the Company to enable it to operate for the next year should that become necessary.

7.   **Recent Accounting Pronouncements**

There were no new accounting pronouncements relevant for the year ended December 31, 2023, that we believe would have a material impact on the Company's financial position or results of operations.

8.   **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2023. During February 2024, the Company received capital contributions of $77,878 from the Parent to fund the reimbursement of expenses.

.